San Francisco & New York

Daniel J. Harris, Esq.

Partner

harris@braunhagey.com

November 3, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	890 5th Avenue Partners, Inc.

Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

Our client, 890 5th Avenue Partners, Inc., a Delaware corporation (the “Registrant”), has submitted a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) for confidential nonpublic review. The Draft Registration Statement relates to a proposed initial public offering of the Registrant’s units, each consisting of one share of the Registrant’s Class A common stock, $0.0001 par value, and one-half of one redeemable warrant of the Registrant.

Pursuant to Title 1, Section 101 of the Jumpstart Our Business Startups Act, and as disclosed in the Draft Registration Statement, the Registrant is an “emerging growth company” and is therefore permitted to make this confidential submission of the Draft Registration Statement for review.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at (415) 599-0215 or, in my absence, Jason R. Sanderson at (415) 858-1332.

Very truly yours,

/s/ Daniel J. Harris

Daniel J. Harris

Cc: Adam Rothstein, 890 5th Avenue Partners, Inc. (via e-mail)

San Francisco 351 California Street, 10th Floor San Francisco, CA 94104 Tel. & Fax: (415) 599-0210	New York 7 Times Square, 27th Floor New York, NY 10036-6524 Tel. & Fax: (646) 829-9403